UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COOPER-STANDARD HOLDINGS INC.

(Name of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21676P103

(CUSIP Number of Common Stock)

Timothy W. Hefferon

Vice President, General Counsel and Secretary

Cooper-Standard Holdings Inc.

39550 Orchard Hill Place Drive

Novi, Michigan 48375

(248) 596-5900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Eric M. Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Schedule TO relates solely to the announcement by Cooper-Standard Holdings Inc. (the “Company”), in a press release issued March 19, 2013, of its intention to commence a cash tender offer to purchase up to 4,651,162 million shares of its common stock, representing up to approximately 21.0% of the Company’s currently outstanding shares on a fully diluted basis, at a price per share of $43.00. The tender offer is expected to commence during the week of April 1, 2013, or promptly thereafter, and will remain open for at least 20 business days. The tender offer described in this Schedule TO and the attached press release has not yet commenced. Neither this Schedule TO nor the attached press release is an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the offer to purchase, letter of transmittal and related materials that the Company will send to its stockholders. STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE TENDER OFFER. Stockholders will be able to obtain copies of the offer to purchase, letter of transmittal and related materials that will be filed by the Company with the Securities and Exchange Commission through the SEC’s internet address at www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the SEC, without charge, from the Company or at the Company’s website: cooperstandard.com or from the Company’s information agent in connection with the offer.

Item 12	Exhibits

Exhibit No.	Document Description

99.1	Press Release, dated March 19, 2013